Shareholder meeting

On March 7, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 20,554,644 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         20,376,783      168,058
Richard P. Chapman Jr.  20,377,228      167,613
William H. Cunningham   20,372,754      172,087
James A. Shepherdson    20,381,471      163,370

The preferred shareholders elected Patti McGill Peterson as Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 9,781 FOR, 0 AGAINST and 23 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending July 31, 2005, with the votes tabulated as follows: 20,361,952 FOR, 81,414 AGAINST and 111,278 ABSTAINING.